=========================================================================


                 U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington D.C.  20549


                                FORM 6-K


                    REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO RULE 13a-16 OR 15d-16 OF
                  THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of May 2000


                            MFC BANCORP LTD.
          (Exact Name of Registrant as specified in its charter)

             6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                           (41 22) 818 2999
     (Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  [ X ]  Form 20-F      [   ]  Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

                         Yes            No     X
                              -----          -----

(If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-                 ).
                                                 -----------------



==========================================================================

                                [LOGO]

                            MFC BANCORP LTD.



                       2000 FIRST QUARTER REPORT
                            TO SHAREHOLDERS



                            MARCH 31, 2000



                      FORWARD-LOOKING STATEMENTS


The statements in this report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

     * general economic and business conditions, including changes in interest rates;
     *   prices and other economic conditions;
     *   natural phenomena;
     * actions by government authorities, including changes in government regulation;
     *   uncertainties associated with legal proceedings;
     *   technological development;
     * future decisions by management in response to changing conditions;
     *   our ability to execute prospective business plans; and
     * misjudgments in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

                             MFC BANCORP LTD.

                       2000 FIRST QUARTER REPORT

President's Letter to Shareholders:

We are pleased to enclose our results for the first quarter of 2000. Our net earnings in the first three months of 2000 increased by approximately 22% compared to the same period in 1999. The following table is a summary of selected financial information concerning MFC for the periods indicated:



                 Three Months Ended               Three Months Ended
                      March 31,                        March 31,
             ---------------------------    ------------------------------
                2000             1999          2000                1999
             ----------       ----------    ----------          ----------
             (U.S. Dollars in thousands     (Canadian Dollars in thousands
              except per share amounts)         except per share amounts)
                  Information Only


Revenue      $   19,031       $   15,524    $   27,661          $   23,461
Net income        4,243            3,355         6,165               5,072
Net income
 per share:
   Basic           0.35             0.28          0.51                0.42
   Fully
    diluted        0.32             0.26          0.46                0.39






             March 31,        March 31,     March 31,           March 31,
               2000             1999          2000                1999
             ----------       ----------    ----------          ----------
             (U.S. Dollars in thousands)   (Canadian Dollars in thousands)
                   Information Only

Cash and
 cash equi-
 valents     $   50,161       $   36,067    $   72,909          $   54,415
Securities       46,315           53,498        67,319              80,712
Total assets    200,478          162,204       291,393             244,717
Debt             26,290           26,542        38,213              40,044
Shareholders'
 equity         120,339          101,894       174,910             153,726



We are a financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. We advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. These activities are principally conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A. which is a licensed full-service Swiss bank based in Geneva, Switzerland. We also commit our own capital to promising enterprises and invest and trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our proprietary investing is generally not passive and we seek investments where our financial expertise and management can either add or unlock value. Our operations are primarily conducted in Europe and North America.

Our banking operations require substantially less regulatory capital than traditional North American banks as the majority of its customer deposits are placed in the European fiduciary market. Such placements are off-balance sheet items which allow us to generate fee income without tying up significant amounts of capital. This is in contrast to most North American banks, which generate revenue from the spread between the cost of funds and the credit received.

During the first quarter of 2000, we discontinued our internet banking operations. This activity allowed customers to use the internet to initiate banking transactions. Since this operation began during the fourth quarter of 1999, restatement of prior years' operations was not necessary.

We have established a solid foundation for our financial services business and look forward to continued growth during the remainder of 2000.


                                        Respectfully submitted,

                                        /s/ M.J. Smith

                                        M.J. Smith
May 2000                                President

                              MFC BANCORP LTD.



                    CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE THREE MONTHS ENDED MARCH 31, 2000

                                (Unaudited)

                              MFC BANCORP LTD.

                        CONSOLIDATED BALANCE SHEETS
                                (Unaudited)
                           (dollars in thousands)




                         March 31, 2000                     March 31,
                       ------------------           ---------------------
                         (U.S. Dollars)               2000         1999
                        Information Only            --------     --------
                                                      (Canadian Dollars)


ASSETS
Cash and cash
 equivalents           $   50,161                   $  72,909    $  54,415
Securities                 46,315                      67,319       80,712
Loans                      60,318                      87,672       55,671
Receivables                14,228                      20,681       13,364
Due from investment
 dealers                    7,986                      11,607        9,177
Property held for
 sale                       5,437                       7,902        5,579
Excess cost of net
 assets acquired           12,118                      17,613       18,403
Premises and equipment        748                       1,087        2,610
Prepaid and other           3,167                       4,603        4,786
                       ----------                   ---------    ---------
                       $  200,478                   $ 291,393    $ 244,717
                       ==========                   =========    =========

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Deposits              $    41,964                   $  60,995    $  32,407
Accounts payable and
 accrued expenses           9,838                      14,300       16,136
Debt                       26,290                      38,213       40,044
                      -----------                   ---------    ---------
                           78,092                     113,508       88,587

Minority interests          2,047                       2,975        2,404

Shareholders' equity
   Common stock            45,068                      65,507       65,706
   Cumulative trans-
    lation adjustment      (4,377)                     (6,366)       4,733
   Retained earnings       79,648                     115,769       83,287
                      -----------                   ---------    ---------
                          120,339                     174,910      153,726
                      -----------                   ---------    ---------
                      $   200,478                   $ 291,393    $ 244,717
                      ===========                   =========    =========





The accompanying notes are an integral part of these financial statements.

                              MFC BANCORP LTD.

                   CONSOLIDATED STATEMENTS OF OPERATIONS
             For the Three Months Ended March 31, 2000 and 1999
                                 (Unaudited)
              (dollars in thousands except per share amounts)




                        2000
                   --------------
                   (U.S. Dollars)               2000           1999
                  Information Only           ----------     ----------
                                                 (Canadian Dollars)


Financial services
 revenue           $   19,031                $   27,661     $   23,461

Expenses
   Financial
    services           10,429                    15,159         12,603
   General and
    administrative      3,362                     4,887          4,535
   Interest               978                     1,422          1,145
                   ----------                ----------     ----------
                       14,769                    21,468         18,283
                   ----------                ----------     ----------

Income before
 income taxes           4,262                     6,193          5,178
Provision for
 income taxes              (6)                       (9)           (96)
                   ----------                ----------     ----------
                        4,256                     6,184          5,082

Minority interests        (13)                      (19)           (10)
                   ----------                ----------     ----------
Net income         $    4,243                $    6,165     $    5,072
                   ==========                ==========     ==========
Earnings per share
   Basic           $     0.35                $     0.51     $     0.42
                   ==========                ==========     ==========
   Fully diluted   $     0.32                $     0.46     $     0.39
                   ==========                ==========     ==========

Weighted average
 number of shares
 outstanding (in
 thousands)            15,157                    15,157         15,276
                   ==========                ==========     ==========





The accompanying notes are an integral part of these financial statements.

                              MFC BANCORP LTD.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Three Months Ended March 31, 2000 and 1999
                                (Unaudited)
                          (dollars in thousands)




                                                         March 31,
                                                  -----------------------
                                                     2000         1999
                                                  ----------   ----------


Inflow (outflow) of cash and cash equivalents
 related to the following activities:
Operating
  Net income                                      $    6,165   $    5,072
  Adjustments to reconcile net income to net
   cash provided by operating activities:
      Items not affecting cash
        Depreciation and amortization                    422          509

  Changes in current assets and liabilities
    Securities                                          (613)      (5,500)
    Receivables                                        1,844        8,682
    Due from investment dealers                        4,896         (704)
    Properties held for sale                             (23)         (23)
    Accounts payable and accrued expenses             (3,335)       1,911
    Other                                                322        1,765
                                                  ----------   ----------
                                                       9,678       11,712
Financing
  Net increase in deposits                            16,269        9,839
  Borrowings                                           7,271            -
  Issuance of shares                                       9            -
                                                  ----------   ----------
                                                      23,549        9,839
Investing
  Net increase in loans                               (7,533)      (2,682)
  Purchases and sales of subsidiaries,
   net of cash acquired                                 (612)        (267)
  Other                                                    7          (52)
                                                  ----------   ----------
                                                      (8,138)      (3,001)

Exchange rate effect on cash and cash
 equivalents                                          (1,747)      (3,006)
                                                  ----------   ----------
Increase in cash and cash equivalents                 23,342       15,544
Cash and cash equivalents:
  Beginning of period                                 49,567       38,871
                                                  ----------   ----------
  End of period                                   $   72,909   $   54,415
                                                  ==========   ==========




The accompanying notes are an integral part of these financial statements.

                             MFC BANCORP LTD.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2000
                               (Unaudited)

Note 1.  Basis of Presentation
         ---------------------

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2.  Nature of Business
         ------------------

The Company is in the financial services business and its principal activities focus on merchant banking.

Note 3.  Earnings Per Share
         ------------------

Basic earnings per share is computed on the weighted average number of shares outstanding during the period. For the calculation of fully diluted earnings per share, under Canadian generally accepted accounting principles, options are deemed to be exercised at the date of grant and convertible securities are deemed to be converted at the date of issuance.

Under U.S. generally accepted accounting principles, options affect diluted earnings per share when "in-the-money."

Note 4.  Reporting Currency
         ------------------

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S. $1.00 = Canadian $1.4535 for period end purposes and U.S.$1.00 =Canadian $1.4535 for the three months ended March 31, 2000.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this document, please note the following:

     * references to "we", "our", "us" or "MFC" mean MFC Bancorp Ltd. and its subsidiaries unless the context of the sentence clearly suggests otherwise;
     * all references to monetary amounts are in Canadian dollars unless otherwise indicated; and
     * selected financial information has been provided in U.S. dollars for informational purposes using an exchange rate of one Canadian dollar being equal to U.S.$0.6880, being the Federal Reserve Bank of New York rate of conversion for Canadian dollars to U.S. dollars as at March 31, 2000.

The following discussion and analysis of the financial condition and results of our operations for the three months ended March 31, 2000 should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. Certain reclassifications have been made to our prior period financial statements to conform to the current period presentation.

RESULTS OF OPERATIONS - Three Months Ended March 31, 2000
                        ---------------------------------

In the three months ended March 31, 2000, revenues increased to $27.7 million from $23.5 million in the comparable period of 1999, primarily due to increased merchant banking activities. Expenses increased to $21.5 million in the three months ended March 31, 2000 from $18.3 million in the comparable period of 1999, primarily as a result of higher revenues. General and administrative expenses increased slightly to $4.9 million in the three months ended March 31, 2000 from $4.5 million in the comparable period of 1999. Interest expense increased to $1.4 million in the three months ended March 31, 2000 from $1.1 million in the comparable period of 1999.

In the three months ended March 31, 2000, our net earnings were $6.2 million or $0.51 per share on a basic basis ($0.46 per share on a fully diluted basis). In the three months ended March 31, 1999, our net earnings were $5.1 million or $0.42 per share on a basic basis ($0.39 per share on a fully diluted basis).

Liquidity and Capital Resources
-------------------------------

The following table is a summary of selected financial information concerning MFC for the periods indicated:




                              U.S. Dollars           Canadian Dollars
                          ---------------------    --------------------
                                 March 31,              March 31,
                          ---------------------    --------------------
                             2000       1999         2000       1999
                          ---------   ---------    --------   ---------
                              (in thousands)          (in thousands)
                             Information Only


Cash and cash
  equivalents             $  50,161   $  36,067   $  72,909   $  54,415
Securities                   46,315      53,498      67,319      80,712
Total assets                200,478     162,204     291,393     244,717
Debt                         26,290      26,542      38,213      40,044
Shareholders' equity        120,339     101,894     174,910     153,726



We maintain a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, highly liquid marketable securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. This liquidity is used by us in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

At March 31, 2000, our cash and cash equivalents were $72.9 million, compared to $54.4 million at March 31, 1999. At March 31, 2000, we had securities of $67.3 million, compared to $80.7 million at March 31, 1999.

Operating Activities
--------------------

Operating activities provided cash of $9.7 million in the three months ended March 31, 2000, compared to $11.7 million in the comparable period of 1999. In the three months ended March 31, 2000, a decrease in receivables provided cash of $1.8 million, compared to $8.7 million in the comparable period of 1999. A decrease in amounts due from investment dealers as a result of securities trading activities provided cash of $4.9 million in the three months ended March 31, 2000, compared to $0.7 million used in the comparable period of 1999. A decrease in accounts payable and accrued expenses used cash of $3.3 million in the three months ended March 31, 2000, compared to an increase in same providing cash of $1.9 million in the comparable period of 1999. Net purchases of securities used cash of $0.6 million in the current period, compared to $5.5 million in the comparable period of 1999. We expect to generate sufficient cash flow from operations to meet our working capital requirements.

Investing Activities
--------------------

Investing activities in the three months ended March 31, 2000 used cash of $8.1 million, compared to $3.0 million in the comparable period of 1999, primarily as a result of a net increase of approximately $7.5 million in loans for our customers' securities trading accounts during the current period. These are margin loans secured by securities deposited by customers.

Financing Activities
--------------------

Financing activities provided cash of $23.5 million in the three months ended March 31, 2000, compared to $9.8 million in the comparable period of 1999, primarily as a result of a net increase of approximately $16.3 million in deposits for our customers' securities trading accounts during the current period.

The devaluation of the Swiss franc relative to the Canadian dollar by approximately 3.5% over the period resulted in an unrealized foreign exchange translation loss of $1.7 million on cash and cash equivalents, which is included as shareholder's equity in our balance sheet and does not affect our net earnings.

We continue to explore potential acquisition opportunities as a means of expanding our business. Such opportunities may involve acquisitions which are material in size and may require the raising of additional capital.

Foreign Currency
----------------

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations, in particular, those in Switzerland.

We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings.

As a substantial amount of our revenues are received in Swiss francs, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs prevailing during that period. In the period ended March 31, 2000, we reported an approximately net $2.1 million foreign exchange translation loss and, as a result, our cumulative foreign exchange translation loss at March 31, 2000 was $6.4 million, compared to a $4.7 million gain at March 31, 1999.

Since both our principal sources of revenues and expenses are in Swiss francs, we use derivatives to protect our foreign exchange exposure.

Based upon the period average exchange rate in the first quarter of 2000, the Canadian dollar increased by approximately 18.8% in value against the Swiss franc, over the comparative period in 1999.

Certain Factors
---------------

Our results of operations may be materially affected by market fluctuations and economic factors. In addition, our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups, on-line service providers and other companies offering financial services in Europe and globally.

Inflation
---------

We do not believe that inflation has had a material impact on revenues or income during the first quarter of 2000. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

                               SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant         MFC BANCORP LTD.
            --------------------------------

By          /s/ Michael J. Smith
            --------------------------------
            MICHAEL J. SMITH, PRESIDENT


Date        May 29, 2000
            --------------------------------